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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-1

             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 3 - FINAL AMENDMENT)

                                       AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 3 - FINAL AMENDMENT)


                                    QMS, INC.
                            (Name of Subject Company)


                           MINOLTA INVESTMENTS COMPANY
                                MINOLTA CO., LTD.
                                    (Bidders)


 COMMON STOCK, $.01 PAR VALUE                              74726G102
(Title of Class of Securities)             (CUSIP Number of Class of Securities)


       TOSHIHIRO KATAOKA                                 ALLEN A. HANS
       MINOLTA CO., LTD.                          MINOLTA INVESTMENTS COMPANY
  3-13, AZUCHI-MACHI 2-CHOME,                       C/O MINOLTA CORPORATION
CHUO-KU, OSAKA 541-8556, JAPAN                        101 WILLIAMS DRIVE
  TELEPHONE: (81) 6-6271-2251                       RAMSEY, NEW JERSEY 07446
  FACSIMILE: (81) 6-6266-1010

           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications of Behalf of Bidders)

                                    COPY TO:

                             STEPHEN M. BESEN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                            TELEPHONE: (212) 310-8000
                            FACSIMILE: (212) 310-8007


                                  JULY 12, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


                         (Continued on following pages)
                               (Page 1 of 6 Pages)
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#742917 v2

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CUSIP No. 74726G102                                                        14D-1                      Page 2 of 6
-----------------------------------------------------------------------              -----------------------------------------------

-------------- -------------------------------------------------------- ------------------------------------------------------------
      1        NAME OF REPORTING PERSONS:                               MINOLTA INVESTMENTS COMPANY
               -------------------------------------------------------- ------------------------------------------------------------
               S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:         23-36-58241
-------------- -------------------------------------------------------- ------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                             (A) [_]
                                                                                                                             (B) [_]
-------------- ---------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ---------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:                 AF

-------------- --------------------------------------------------------------------- -----------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     N/A                                       [  ]
               TO ITEMS 2(e) OR 2(f):
-------------- --------------------------------------------------------------------- -----------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    STATE OF DELAWARE

-------------- --------------------------------------------------------------------- -----------------------------------------------
      7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          7,570,000 (INCLUDING 589,324 TENDERED BY
                                                                                     GUARANTEED DELIVERY)
-------------- --------------------------------------------------------------------- -----------------------------------------------
      8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  N/A                                        [ ]
-------------- --------------------------------------------------------------------- -----------------------------------------------
      9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                     51%

-------------- --------------------------------------------------------------------- -----------------------------------------------
     10        TYPE OF REPORTING PERSON                                              CO

-------------- --------------------------------------------------------------------- -----------------------------------------------


-----------------------------------------------------------------------              -----------------------------------------------
CUSIP No. 74726G102                                                        14D-1                      Page 3 of 6
-----------------------------------------------------------------------              -----------------------------------------------

-------------- -------------------------------------------------------- ------------------------------------------------------------
      1        NAME OF REPORTING PERSONS:                               MINOLTA CO., LTD.
               S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:
-------------- --------------------------------------------------------------------- -------------------------- --------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                             (A) [_]
                                                                                                                             (B) [_]
-------------- ---------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------- ------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:                 OO, WC

-------------- --------------------------------------------------------------------- -----------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     N/A                                        [ ]
               TO ITEMS 2(e) OR 2(f):
-------------- -------------------------------------------------------- ------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    JAPAN

-------------- --------------------------------------------------------------------- -----------------------------------------------
      7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          7,570,000 (INCLUDING 589,324 TENDERED BY
                                                                                     GUARANTEED DELIVERY)
-------------- --------------------------------------------------------------------- -----------------------------------------------
      8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  N/A                                        [ ]
-------------- --------------------------------------------------------------------- -----------------------------------------------
      9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                     51%

-------------- --------------------------------------------------------------------- -----------------------------------------------
     10        TYPE OF REPORTING PERSON                                              CO

-------------- --------------------------------------------------------------------- -----------------------------------------------


                                  TENDER OFFER

         This Amendment No. 3 (Final Amendment) amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on June 14, 1999 by Minolta Investments Company, a Delaware corporation ("Purchaser"), and Minolta Co., Ltd. ("Parent"), a Japanese corporation and the owner of all of the outstanding capital stock of Purchaser, as amended, relating to the offer by Purchaser to purchase 5,440,000 shares of common stock, par value $0.01 per share (the "Shares"), of QMS, Inc., at $6.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 1999, as amended on June 24, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto (which collectively constitute the "Offer").

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         The Offer expired at 12:00 midnight, New York City time, on Monday, July 12, 1999. Based on information provided by Harris Trust Company of New York, the Depositary (the "Depositary") for the Offer, 8,126,551 Shares, or approximately 76% of the outstanding Shares, were validly tendered and not properly withdrawn pursuant to the Offer (including 589,324 Shares tendered by means of guaranteed delivery). Purchaser has accepted for payment and has instructed the Depositary to promptly pay for 5,440,000 Shares on a pro rata basis, in accordance with the terms and subject to the conditions set forth in the Offer. Accordingly, Purchaser estimates that each tendering shareholder will receive payment for approximately 67% of his or her tendered shares. On July 13, 1999, Parent issued a press release, the text of which is set forth as Exhibit
(a)(10) hereto and is incorporated by reference herein.

ITEM 11.     MATERIAL TO BE FILED AS EXHIBITS

          (a)(10) Text of Press Release, dated July 13, 1999, by Parent




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                                   SIGNATURES

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  July 13, 1999


                               MINOLTA CO., LTD.

                               By: /s/ Hiroshi Fujii
                                   --------------------------------------
                                   Name: Hiroshi Fujii
                                   Title: Director




                               MINOLTA INVESTMENTS COMPANY

                               By: /s/ Allen A. Hans
                                   --------------------------------------
                                   Name: Allen A. Hans
                                   Title: Vice President and Secretary





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
                                  EXHIBIT INDEX


EXHIBIT                                 DESCRIPTION
-------                                 -----------

(a)(10)           Text of Press Release, dated July 13, 1999, by Parent














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